FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                              For February 12, 2003

                        Commission File Number: 000-22828

                             MILLICOM INTERNATIONAL
                                  CELLULAR S.A.
                               75 Route de Longwy
                            Box 23, L-8080 Bertrange
                            Grand-Duchy of Luxembourg
                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                Form 20-F      X            Form 40-F
                              ___                         ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes                      No       X
                         ___                     ___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___

                      MILLICOM INTERNATIONAL CELLULAR S.A.

                                INDEX TO EXHIBITS

Item

1.
- Press release dated February 12, 2003

                                   SIGNATURES





      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                            MILLICOM INTERNATIONAL CELLULAR S.A.
                                                                   (Registrant)



Date: February  12, 2003                    By: /s/ John Ratcliffe
                                                ------------------
                                            Name: John Ratcliffe
                                            Title: Chief Financial Controller

                                                                          Item 1

                                     [MIC]

                     MILLICOM INTERNATIONAL CELLULAR S.A.

                                                          FOR IMMEDIATE RELEASE
                                                              February 12, 2003

             MILLICOM INTERNATIONAL CELLULAR S.A. ANNOUNCES RESULTS
                      FOR THE YEAR ENDED DECEMBER 31, 2002

               o  28% Annual Increase in Total Subscribers*
               o  11% Annual Increase in EBITDA to $261.6 Million*
               o  EBITDA Margin of 46%* o Annual Revenue of $573.7 Million*
               o  63% Annual Growth in Prepaid Minutes*
               o  29% Increase in Quarterly Revenue in Asia from Q4 2001
               o  54% Increase in Quarterly EBITDA in Asia from Q4 2001

New York, London and Luxembourg - February 12, 2003 - Millicom International Cellular SA (Nasdaq Stock Market: MICC), the global telecommunications investor, today announces results for the quarter and year ended December 31, 2002.


        Financial summary for the year ended December 31, 2002 and 2001

                                                Dec 31         Dec 31     Change
                                                  2002           2001

Worldwide subscribers (i)*                   3,021,873      2,415,474        25%
- proportional cellular
- gross cellular                             4,252,037      3,322,869        28%
                                          --------------------------------------
US$ `000
--------
Revenues*                                      573,730        555,587         3%
Operating profit before depreciation and
amortization, EBITDA(ii)*                      261,628        236,549        11%

EBITDA margin*                                     46%            43%          -

(Loss)profit before financing, taxes and      (70,644)         73,743
disposal of investments
                                          --------------------------------------
Loss for the year                            (278,199)      (138,053)          -
                                          --------------------------------------
Loss per common MIC share (US$)                 (5.68)         (2.82)          -
                                          --------------------------------------

Weighted average number of shares               48,954         48,943          -
(thousands)
                                          --------------------------------------

(i) Subscriber figures represent the worldwide total number of subscribers of cellular systems in which MIC has an ownership interest.
     Subscriber figures do not include divested operations or the subscribers of Tele2 AB, in which MIC has a 6.8% interest at February 12, 2003.
(ii) EBITDA; operating profit before interest, taxation, depreciation and amortization, is derived by deducting cost of revenues, sales and marketing costs, and general and administrative costs from revenues.
* Due to local issues in El Salvador, MIC has discontinued consolidating El Salvador on a proportional basis with effect from May 2001. All comparatives in this press release, other than those noted in the appendices, exclude divested operations and El Salvador in respect to subscribers and for financial results, up to and including EBITDA.
NB These unaudited accounts have been prepared in accordance with International Financial Reporting Standards



Marc Beuls, MIC's President and Chief Executive Officer stated:

"2002 was, for MIC, a year of refocusing on its core business, i.e. mobile telephony in emerging markets. Its customer base grew by 28% to over 4 million customers worldwide. The financial results show revenue growth of 3% to $573.7 million and EBITDA improving by 11% to $261.6 million. This reflects increases in efficiency but also cost cutting across the business, particularly in terms of reductions in headcount, both in the operations and at a corporate level. Despite the negative impact of the economic crisis in South America, Millicom has increased its EBITDA margin to over of 45%, making it one of the most efficient operators.

Currently MIC has an Exchange Offer and Consent Solicitation to bondholders of the 13 1/2% Senior Subordinated Notes due 2006. The reason why MIC has made this Offer to bondholders is to put in place a financial structure that will place MIC on a secure financial footing and a capital structure that reflects the realities of the underlying business. It should prevent MIC having to continue selling assets, including core assets, to balance its liquidity position."

                        FINANCIAL AND OPERATING SUMMARY

o  Subscriber growth:

   0 An annual increase in worldwide gross cellular subscribers of 28%
     to 4,252,037 as at December 31, 2002

   0 An annual increase in worldwide proportional cellular subscribers of 25% to 3,021,873 as at December 31, 2002

   0 In the fourth quarter of 2002 MIC added 316,395 net new gross cellular subscribers

   0 An annual increase in proportional prepaid subscribers of 36% to 2,667,400 as at December 31, 2002

o  Financial highlights:

   0 Revenue for the fourth quarter of 2002 was $150.1 million, an increase of 10% from the fourth quarter of 2001

   0 EBITDA increased by 20% in the fourth quarter of 2002 to $69.9 million, from $58.3 million for the fourth quarter of 2001

   0 The Group EBITDA margin was 46.6% in the fourth quarter of 2002 increasing from 42.6% in the fourth quarter of 2001

o Total cellular minutes increased by 33% on an annual basis for the year ended December 31, 2002, with prepaid minutes increasing by 63% in the same period

o Paktel, MIC's second cellular operation in Pakistan was granted a modification to its license and was awarded GSM 900 spectrum in October 2002

o MIC completed the disposal of Multinational Automated Clearing House (MACH) S.A., the world's largest GSM clearing house to Advent International, the private equity firm, in November 2002

o In December 2002 MIC entered into a share purchase agreement with Comcel SA of Colombia and its parent company America Movil to sell Millicom's shares in its Colombian operations, Celcaribe SA, to Comcel SA

o In December 2002 MIC concluded the divestment of Extelcom, its business in the Philippines

o MIC has retained Lazard to assist it in reviewing strategic alternatives to address MIC's ongoing liquidity needs, including other potential asset sales and divestitures, the availability of new debt and equity financing and potential debt restructuring alternatives

o In the fourth quarter 2002, MIC sold 5,510,346 B shares in Tele2 AB, the majority of which were sold to Industriforvaltnings AB Kinnevik and all of which were sold at market prices

o $96.7 million has been upstreamed from operations in 2002, of which $15.7 million was upstreamed in the fourth quarter, the lowest quarterly amount in 2002

o Total debt reduced by $168.5 million in the quarter, including $93.0 million to Toronto Dominion, a reduction of high yield debt by $43.3 million and a reduction of debt at the subsidiary level by $32.2 million

o With great sadness the Board of Directors of Millicom International Cellular S.A. announced that the Chairman of the company, Mr. Jan Hugo Stenbeck, passed away at the age of 59. On August 22, 2002 Mr. Hakan Ledin was appointed Chairman

o Subsequent events:

  0 On January 21, 2003 MIC made an Exchange Offer and Consent Solicitation to bondholders of the 13 1/2% Senior Subordinated Notes due 2006

  0 In January 2003, MIC received a letter from NASDAQ stating that it would be delisted from the Nasdaq National Market unless its equity was raised to $10 million or its share price reached $3 for ten consecutive trading days. The Board wishes MIC to remain on the Nasdaq National Market and therefore wishes to see the share price trade above this $3 level. On January 24, 2003 the Board proposed a reverse stock split of the issued shares of the Company by exchanging three existing shares for one new share. The extraordinary general meeting to approve this reverse stock split will be held on February 17, 2003

                             REVIEW OF OPERATIONS

                               SUBSCRIBER GROWTH

At December 31, 2002, MIC's worldwide cellular subscriber base increased by 28% to 4,252,037 cellular subscribers from 3,322,869 at December 31, 2001. Particularly significant annualized percentage increases were recorded in Cambodia, Pakistan, Sri Lanka, Sierra Leone, Ghana and Central America. MIC's proportional cellular subscriber base increased by 25% to 3,021,873 at December 31, 2002, from 2,415,474 at December 31, 2001.

Within the 3,021,873 proportional cellular subscribers reported at the end of the fourth quarter, 2,667,400 were pre-paid customers, representing a 36% increase on the 1,967,571 proportional prepaid subscribers recorded at the end of December 2001. Pre-paid subscribers currently represent 88% of reported proportional cellular subscribers.

        FINANCIAL RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2002*

Total revenues for the three months ended December 2002 were $150.1 million. MIC's operations in Asia recorded revenue growth of 29% on an annualized basis, with Vietnam and Pakcom in Pakistan both producing growth of over 30% from the fourth quarter of 2001. Revenues for Africa for the fourth quarter of 2002, increased by 18% from the same period last year.

The volatile economic situation in Latin America is reflected in the 5% decrease in fourth quarter revenues relative to 2001. In the Central American market Guatemala and Honduras respectively produced revenue increases of 18% and 6% from the fourth quarter of 2001.

EBITDA for the three months ended December 31, 2002 was $69.9 million, an increase of 20% from December 31, 2001. EBITDA for Asia increased by 54% from the fourth quarter of 2001, reflecting the buoyancy of this market and the impact of stringent cost cutting measures. The Group's largest EBITDA contributor, Vietnam, recorded growth of 35%. MIC Africa saw a decline in EBITDA as a result of a frequency charge in Ghana of $3.6 million.

The positive impact of cost cutting in Latin America was reflected in the EBITDA for the region, which increased slightly from both the third quarter of 2002 and the fourth quarter of 2001 despite the adverse currency movement. The main contributors to EBITDA increase were Guatemala and Honduras, which both recorded increases of 29% in the quarter, relative to the fourth quarter of 2001.

The EBITDA margin for MIC was 46.6% for the quarter. The main regional contributor at 60% was Asia, up from 51% at the fourth quarter of 2001, and at 44%, Latin America's margin is holding up strongly despite regional economic difficulties.

            FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2002*

Total revenues for the year ended December 31, 2002 were $573.7 million with year-to-date revenues for Africa and Asia increasing by 15% and 14% respectively. Revenues for Latin America for the same period decreased by 7%, due significantly to currency devaluations. Had exchange rates held at December 2001 levels, revenue growth for Africa, Asia and Latin America would have been approximately 21%, 15% and 6% respectively.

EBITDA for the year to December 2002 was $261.6 million, an increase of 11% over 2001. Most notably Asia recorded a 31% increase in EBITDA for the period from the same period last year. The EBITDA margin for the year to December 31, 2002 was 45.6% compared to 42.6% in 2001.

Had exchange rates held at December 2001 levels, Group EBITDA growth would have approximated 19%, with EBITDA growth for Asia and Latin America being 32% and 7% respectively.

Total cellular minutes for the twelve month period to December 2002 relative to 2001 showed growth of 33%. Main increases came in the pre-paid area with 63% Group-wide growth, with Sanbao at 76% being the key region.

                    CORPORATE LIQUIDITY AND DEBT INDICATORS


                                                   At December 31, 2002/
                                                        Flow in 2002

          Cash at the corporate level $m                     19.4
          Cash upstreamed from operations $m                 96.7
          Toronto Dominion debt outstanding $m               54.6
          Tele2 shares pledged to Toronto Dominion        6,184,293
          Total Tele2 shares                             10,012,543

Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has a total of 17 cellular operations and licenses in 16 countries. Millicom's cellular operations have a combined population under license (excluding Tele2) of approximately 369 million people. In addition, Millicom provides highspeed wireless data services in seven countries. Millicom also has a 6.8% interest in Tele2 AB, the leading alternative pan- European telecommunications company offering fixed and mobile telephony, data network and Internet services to over 16 million customers in 21 countries. Millicom's shares are traded on the Nasdaq Stock Market under the symbol MICC.

This press release may contain certain "forward-looking statements" with respect to Millicom's expectations and plans, strategy, management's objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that Millicom's actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom's most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A, any Millicom International Cellular S.A members or persons acting on Millicom's behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

Lazard is acting for Millicom International Cellular S.A. in connection with the exchange offer and consent solicitation and no-one else and will not be responsible to anyone other than Millicom International Cellular S.A. for providing the protections offered to clients of Lazard nor for providing advice in relation to the exchange offer or consent solicitation.

CONTACTS:

Marc Beuls                                           Telephone: +352 27 759 101
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

Jim Millstein                                        Telephone: +1 212 632 6000
Lazard, New York

Peter Warner                                         Telephone: +44 20 7588 2721
Daniel Bordessa
Cyrus Kapadia
Lazard, London

Andrew Best                                          Telephone: +44 20 7321 5022
Investor Relations
Shared Value Ltd, London

Visit our web site at http://www.millicom.com

                            CONFERENCE CALL DETAILS

A conference call to discuss the results will be held at 16:00 Luxembourg time / 10:00 New York time, on Wednesday, February 12, 2003. The dial-in number is:
+44 20 7162 0125 and participants should quote Millicom International Cellular. A live audio stream of the conference call can also be accessed at www.millicom.com. Please dial in / log on 5 minutes prior to the start of the conference call to allow time for registration. A recording of the conference call will be available for 48 hours, commencing immediately after the live call has finished, on +44 20 8288 4459, access code: 881572.

                                  APPENDICES

o Consolidated statements of profit and loss for the three months ended December 31, 2002 and 2001

o Consolidated statements of profit and loss for the year ended December 31, 2002 and 2001

o  Consolidated balance sheets as at December 31, 2002 and 2001

o Consolidated statements of cashflows for the year ended December 31, 2002 and 2001

o Consolidated statements of changes in shareholders' equity for the year ended December 31, 2002 and 2001

o MIC quarterly analysis by region

                      Millicom International Cellular S.A.
                   Consolidated statements of profit and loss
              for the three months ended December 31, 2002 and 2001


                                                        Quarter ended                        Quarter ended
                                                     December 31 2002                     December 31 2001

                                                          (Unaudited)                          (Unaudited)
                                                             US$ '000                             US$ '000

Revenues                                                      155,279                              150,798

Operating expenses

Cost of revenues (excluding depreciation                     (40,809)                             (42,002)
and
amortization)

Sales and marketing                                          (20,946)                             (21,990)

General and administrative expenses                          (21,080)                             (25,370)

Corporate and license acquisition costs                       (4,769)                              (4,603)

Write-down of assets, net                                    (92,454)                             (20,838)

Depreciation and amortization                                (33,403)                             (39,969)
                                                  --------------------------------------------------------
Operating loss                                               (58,182)                              (3,974)

Loss on exchange and disposal of                             (46,395)                             (10,223)
investments

Profit/ (Loss) from associate companies                         2,602                              (1,167)
                                                  --------------------------------------------------------
Loss before financing and taxes                             (101,975)                             (15,364)

Interest expense                                             (42,110)                             (53,666)

Interest income                                                 3,600                                5,237

Other income                                                   28,676                                3,521

Charge for financial instruments                             (28,420)                                (593)

Exchange (loss) / gain, net                                   (5,075)                                 677
                                                  --------------------------------------------------------
Loss before taxes                                           (145,304)                             (60,188)

Taxes                                                         (3,185)                              (6,863)
                                                  --------------------------------------------------------
Loss after taxes                                            (148,489)                             (67,051)

Minority interest                                            (16,974)                              (4,332)
                                                  --------------------------------------------------------
Loss for the quarter                                        (165,463)                             (71,383)
                                                  ========================================================
Loss per common share (US$)                                    (3.39)                               (1.45)
                                                  ========================================================
Weighted average number of shares
outstanding in the period (in thousands)                       48,853                               49,174
                                                  ========================================================

                     Millicom International Cellular S.A.

                  Consolidated statements of profit and loss
                 for the year ended December 31, 2002 and 2001


                                                                Total                                Total
                                                                 2002                                 2001

                                                          (Unaudited)                          (Unaudited)
                                                             US$ '000                             US$ '000

Revenues                                                      605,186                              644,570

Operating expenses

Cost of revenues (excluding                                 (164,707)                            (185,253)
depreciation and
amortization)

Sales and marketing                                          (80,941)                             (95,463)

General and administrative expenses                          (87,998)                            (104,602)

Corporate and license acquisition                            (21,591)                             (25,271)
costs

Write-down of assets, net                                   (101,903)                             (23,068)

Depreciation and amortization                               (139,318)                            (153,174)
                                                  --------------------------------------------------------
Operating profit                                                8,728                              57,739

(Loss) / Gain on exchange and                                (79,434)                               19,116
disposal of investments

Profit / (loss) from associate                                     62                              (3,112)
companies
                                                  --------------------------------------------------------
(Loss) / profit before financing                             (70,644)                               73,743
and taxes

Interest expense                                            (185,959)                            (209,912)

Interest income                                                12,726                               22,768

Other income                                                   42,247                               11,596

Charge for financial instruments                              (7,858)                              (9,914)

Exchange loss, net                                           (23,483)                             (17,313)
                                                  --------------------------------------------------------
Loss before taxes                                           (232,971)                            (129,032)
                                                  --------------------------------------------------------
Taxes                                                        (22,734)                              (8,217)

Loss after taxes                                            (255,705)                            (137,249)

Minority interest                                            (22,494)                                (804)
                                                  --------------------------------------------------------
Loss for the year                                           (278,199)                            (138,053)
                                                  ========================================================
Loss per common share (US$)                                    (5.68)                               (2.82)
                                                  ========================================================
Weighted average number of shares
outstanding in the period (in                                  48,954                               48,943
thousands)                                        ========================================================


                     Millicom International Cellular S.A.
                          Consolidated balance sheets
                        as at December 31, 2002 and 2001


                                                              Dec 31,                              Dec 31,
                                                                 2002                                 2001
                                                          (Unaudited)                            (Audited)
                                                             US$ '000                             US$ '000

Assets

     Fixed assets

          Intangible assets

          Goodwill, net                                        11,744                               52,575

          Licenses, net                                        72,277                              164,541

          Deferred costs and other non-current assets, net      4,919                               20,712

     Tangible assets, net                                     458,933                              512,236

     Financial assets

          Investment in securities                            220,386                              671,802

          Investment in associate company                       1,013                               52,858

          Pledged deposits                                     32,921                               47,404

          Deferred taxation                                     8,470                                3,785
                                                  --------------------------------------------------------
Total fixed assets                                            810,663                            1,525,913
                                                  --------------------------------------------------------
Current assets

     Investment in securities                                 101,540                                    -

     Inventories                                               6,962                                12,932

     Debtors

          Trade debtors, net                                  113,221                              136,078

          Amounts due from joint ventures                      14,045                               46,001

          Amounts due from affiliates                           9,459                                9,258

     Prepaid and accrued income                                14,148                               27,228

     Other current assets                                      35,808                               35,800

     Time deposits                                             16,200                               21,444

     Cash and cash equivalents                                 70,451                               56,276
                                                  --------------------------------------------------------
Total current assets                                          381,834                              345,017
                                                  --------------------------------------------------------

Total assets                                                1,192,497                            1,870,930
                                                  ========================================================

                      Millicom International Cellular S.A.
                           Consolidated balance sheets
                        as at December 31, 2002 and 2001


                                                               Dec 31                              Dec 31,
                                                                 2002                                 2001
                                                          (Unaudited)                            (Audited)
                                                             US$ '000                             US$ '000

Shareholders' equity and liabilities

Shareholders' equity

Share capital and premium                                     281,989                               281,989

Treasury stock                                               (54,521)                             (52,033)

Legal reserve                                                   4,256                                4,256

Retained (loss) profit brought forward                       (57,719)                               80,334

Loss for the year                                           (278,199)                            (138,053)

Revaluation reserve                                         (119,138)                             (61,325)

Currency translation reserve                                 (84,121)                             (46,274)

                                                  --------------------------------------------------------
Total shareholders' equity                                  (307,453)                               68,894
                                                  --------------------------------------------------------
                                                  --------------------------------------------------------
Minority interest                                              25,305                               10,262
                                                  --------------------------------------------------------

Liabilities

Liabilities due after more than one year

Deferred taxation                                              26,874                               20,507

Corporate subordinated debt                                   912,539                              954,601

Other debt and financing                                      159,370                              347,475
                                                  --------------------------------------------------------
                                                            1,098,783                            1,322,583
                                                  --------------------------------------------------------

Liabilities due within one year

Other debt and financing                                      156,666                              153,898

Trade creditors                                                91,294                              109,739

Amounts due to shareholders                                     4,021                                7,158

Amounts due to affiliated companies                             6,138                               18,800

Financial liability                                                 -                               36,365

Accrued interest and other expenses                            42,745                                57,981

Other current liabilities                                      74,998                                85,250
                                                  --------------------------------------------------------
                                                              375,862                               469,191
                                                  --------------------------------------------------------
Total liabilities                                           1,474,645                            1,791,774
                                                  --------------------------------------------------------

Total shareholders' equity and liabilities                  1,192,497                            1,870,930

                                                  ========================================================


                      Millicom International Cellular S.A.
                      Consolidated statements of cash flows
                  for the year ended December 31, 2002 and 2001


                                                               Dec 31                               Dec 31
                                                                 2002                                 2001
                                                          (Unaudited)                          (Unaudited)

                                                             US$ '000                             US$ '000



Net cash provided by operating activities                      74,669                              103,969



Cash flow from investing activities                           139,577                            (167,074)

Cash flow from financing activities                         (199,780)                               22,576

Cash effect of exchange rate changes                            (290)                                1,884


                                                  --------------------------------------------------------
Net decrease in cash and cash equivalents                     14,175                              (38,645)



Cash and cash equivalents, beginning                          56,276                                94,921


                                                  --------------------------------------------------------
Cash and cash equivalents, ending                              70,451                               56,276

                                                  ========================================================



                      Millicom International Cellular S.A.
           Consolidated statements of changes in shareholders' equity for the year ended December 31, 2002 and 2001



                                                               Dec 31                               Dec 31
                                                                 2002                                 2001
                                                          (Unaudited)                          (Unaudited)

                                                             US$ '000                             US$ '000



Shareholders' equity at January 1, as previously reported                                          341,191

Effect of adopting IAS 39, financial instruments                                                  (45,264)
                                                           -----------------------------------------------
Shareholders' equity at January 1, as restated                 68,894                              295,927

Shares issued via exercise of share options                         -                                    8

Shares issued                                                       -                                2,999

Purchase of treasury stock                                    (2,488)                                    -

Loss for the year                                           (278,199)                            (138,053)

Movement in revaluation reserve                              (57,813)                             (79,061)

Movement in currency translation reserve                     (37,847)                             (12,926)
                                                           -----------------------------------------------
Shareholders' equity                                        (307,453)                               68,894
                                                           ===============================================


                      Millicom International Cellular S.A.
                          Quarterly analysis by region



                                  02 Q4            02 Q3          02 Q2          02 Q1         01 Q4
Gross cellular subs

Sanbao Telecom                 1,938,674        1,754,969      1,607,647      1,514,687     1,355,974
MIC Latin America              2,004,250        1,885,830      1,810,840      1,738,434     1,702,368
MIC Africa                       309,113          294,843        278,395        282,178       264,527
                       --------------------------------------------------------------------------------
Sub-total                      4,252,037        3,935,642      3,696,882      3,535,299     3,322,869
Divested                               0           34,459         51,392         46,611        43,682
                       --------------------------------------------------------------------------------
Total                          4,252,037        3,970,101      3,748,274      3,581,910     3,366,551
                       ================================================================================


Prop cellular subs

Sanbao Telecom                 1,206,822        1,101,787      1,038,880        971,780       857,844
MIC Latin America              1,597,123        1,499,487      1,454,282      1,404,008     1,385,599
MIC Africa                       217,928          205,434        178,585        182,665       172,031
                       --------------------------------------------------------------------------------
Sub-total                      3,021,873        2,806,708      2,671,747      2,558,453     2,415,474
Divested                               0           16,515         24,629         22,339        20,935
                       --------------------------------------------------------------------------------
Total                          3,021,873        2,823,223      2,696,376      2,580,792     2,436,409
                       ================================================================================


Revenue (US$ '000)

Sanbao Telecom                    63,049           59,029         56,608         53,872        48,764
MIC Latin America                 70,488           68,979         68,530         69,557        74,555
MIC Africa                        13,839           14,315         11,964         11,962        11,719
Other                              2,719            2,909          3,535          2,375         1,688
                       --------------------------------------------------------------------------------
Sub-total                        150,095          145,232        140,637        137,766       136,726
Divested                           5,184           10,594          8,378          7,300        14,072
                       --------------------------------------------------------------------------------
Total                            155,279          155,826        149,015        145,066       150,798
                       ================================================================================


EBITDA (US$ '000)

Sanbao Telecom                    37,939           32,413         27,955         27,665        24,691
MIC Latin America                 31,024           30,207         30,040         29,926        30,099
MIC Africa                           358            3,813          3,860          4,436         3,407
Other                                612              238            435            707           90
                       --------------------------------------------------------------------------------
Sub-total                         69,933           66,671         62,290         62,734        58,287
Divested                           2,511            4,418          2,050            933         3,149
                       --------------------------------------------------------------------------------
Total                             72,444           71,089         64,340         63,667        61,436
                       ================================================================================



N.B MIC has discontinued consolidating El Salvador on a proportional basis with effect from May 2001